UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 28 February 2014

Information Required by/when

Public Announcements/Press The Stock Exchange, London

Announcement Mr Menezes, a director and Ms Saller, a person discharging managerial responsibility (‘PDMR’), inform the Company of their beneficial interests. (3 February 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 February 2014)

Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (3 February 2014)	Announcement Mr Gosnell, a PDMR, informs the Company of his beneficial interests. (21 February 2014)
Announcement Company notified of transactions in respect of the US Employee Stock Purchase Plan and Mr Menezes and PDMRs inform the Company of their beneficial interests therein. (13 January 2014)	Announcement Company announces total voting rights for February 2014. (28 February 2014)
Announcement Mr Gosnell, a PDMR, informs the Company of his beneficial interests. (5 February 2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 7 March 2014	By: /s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	09:21 03-Feb-2014
Number	40921-50AF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 31 January 2014 from Ivan Menezes, a director of the Company, that he had purchased 8,500 American Depository Shares ("ADS")* on 31 January 2014 at an average price per ADS of $118.32.

The Company also received notification on 31 January 2014 from Syl Saller, a PDMR of the Company, that she had purchased 1,000 ADS on 31 January 2014 at an average price per ADS of $119.23.

As a result of these transactions, Mr Menezes' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 633,802 (of which 540,804 are held as ADS), and those of Ms Saller have increased to 11,684 (all of which are held as ADS).

J Nicholls

Deputy Company Secretary

3 February 2014

*1 ADS is the equivalent of 4 ordinary shares of 28 101/108 pence each in the

Company.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:36 03-Feb-2014
Number	1767Z16

RNS Number : 1767Z

Diageo PLC

03 February 2014

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 414,358 ordinary shares at a price of £18.2282 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 6,530,656 from 1st July 2013 to today's date.

Following the above purchase, the Company holds 243,009,441 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,511,193,103.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSQXLFBZLFXBBB

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:39 04-Feb-2014
Number	41339-EFAF

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 3 February 2014 that, in connection with the Company's US Employee Stock Purchase

Plan (also known as the US Sharevalue Plan) (the "USESPP"), the following Director and Persons Discharging Managerial Responsibilities ("PDMRs") received, on 31 January 2014, American Depositary Shares ("ADS")* that they had purchased as participants in the USESPP at a price of $95.81 per ADS as follows:

Name of Director	Number of ADSs

I Menezes	208.75

Name of PDMR	Number of ADSs

S Saller	208.75

L Schwartz	208.75

As a result of these transactions, the interests of the Director and PDMRs in the Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") and

ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

I Menezes	634,637 (of which 541,639 held as ADS)

Name of PDMR	No. of ADS

S Saller	11,893

L Schwartz	33,581

J Nicholls

Deputy Company Secretary

4 February 2014

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:29 05-Feb-2014
Number	41229-96D5

TO:              Regulatory Information Service

PR Newswire

RE:              PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 5 February 2014 from David Gosnell, a person discharging managerial responsibility, that he had purchased 16,864 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 4 February 2014 at a price per

Ordinary Share £17.68.

As a result of this transaction, Mr Gosnell's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 170,890.

J Nicholls

Deputy Company Secretary

5 February 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:09 10-Feb-2014
Number	41308-1F5E

TO:             Regulatory Information Service

PR Newswire

RE:             PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 February 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 February 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR")

were allocated Ordinary Shares on 10 February 2014 under the Plan, by the

Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

D Gosnell	11

A Morgan	11

S Moriarty	11

L Wood	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.30.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch

Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 February 2014 that Dr FB Humer, a director of the Company, had purchased 453 Ordinary Shares on 10 February 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.30.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	50,920

D Mahlan	227,878 (of which 136,659 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,825

D Gosnell	170,901

A Morgan	162,400

S Moriarty	35,709

L Wood	2,338

J Nicholls

Deputy Company Secretary

10 February 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:05 21-Feb-2014
Number	41305-DA96

TO:              Regulatory Information Service

PR Newswire

RE:              Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 21 February 2014 that David Gosnell, a person discharging managerial responsibility ("PDMR"), transferred 16,864 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse Mrs Susan Gosnell on 21 February 2014.

As a result of this transaction, Mr Gosnell's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain unchanged at 170,901.

J Nicholls

Deputy Company Secretary

21 February 2014

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:20 28-Feb-2014
Number	41517-C5F4

TO:              Regulatory Information Service

PR Newswire

RE:              Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,202,544 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes

242,904,786 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,511,297,758 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

28 February 2014